Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY ACQUIRES MATERIAL POSITION IN THE LIQUIDS RICH WINDOW OF THE EAGLE FORD SHALE PLAY

CALGARY, Alberta – October 10, 2010 – Talisman Energy Inc. today announced that it has reached an agreement to acquire additional properties in the Eagle Ford shale play in south Texas. Talisman and Statoil have agreed on a joint-venture to acquire 97,000 net acres of high-quality, liquids rich Eagle Ford shale properties from Enduring Resources for a total consideration of US$1.325 billion.

“This transaction is an excellent fit with Talisman’s strategy,” said John A. Manzoni, President and CEO. “Talisman now has material positions in three world-class shale plays in North America. This acquisition is in the liquids rich window of the Eagle Ford and complements our existing acreage. We are very pleased to be working with Statoil, a respected global company with whom we have an excellent working relationship.”

The Transaction

Talisman and Statoil have agreed to create a 50/50 joint-venture across the Eagle Ford shale play, with Talisman as the initial operator. The net cost to Talisman of this new acreage will be approximately US$485 million, after Statoil purchases a 50% working interest in Talisman’s existing 37,000 net acres in the Eagle Ford. Upon completion of these transactions, Talisman will hold approximately 70,000 net acres, predominantly in the liquids rich heart of the play.

Talisman and Statoil have agreed that Statoil will operate approximately 50% of the joint assets within three years. The transaction is expected to close by year end.

The Assets

The acquisition includes 97,000 net acres of land (50/50 joint-venture between Talisman and Statoil) in the liquids rich window of the Eagle Ford shale. The purchase price equates to about US$10,900 per acre, taking into consideration Enduring’s existing production of 5,500 boe/d, as well as gas processing infrastructure that comes with the acquisition. In addition, the companies have an option to jointly acquire up to an additional 22,000 net acres.

Approximately 55,000 net acres are held by existing production. There are currently three horizontal rigs operating on the leases, which is more than sufficient to hold this land. The land position consists of large contiguous blocks across the Eagle Ford, with a thick, high-porosity shale section, and high expected ultimate recovery factors (EURs). EURs are expected to average at least 660,000 boe per well.

There is currently 5,500 boe/d of production, including six Eagle Ford wells which are on-stream. An additional eight wells have been drilled; three wells are drilling, with nine additional wells planned by year-end. Initial production rates on the two most recent wells have averaged 3,700 boe/d (including 1,000 bbl/d of liquids) and 2,300 boe/d (including 425 bbl/d of liquids). There are numerous egress options available to support future production growth.

Strategic Context

The company believes there is an estimated 800 million boe of net contingent resource on the acquired properties, of which approximately 50% is expected to be condensate or natural gas liquids. Talisman estimates there are over 1,000 net drilling locations on the newly acquired acreage. The company believes that similar to its Marcellus and Montney shale plays, its Eagle Ford play will have a full-cycle break even of less than US$4 per mcf.

Shale gas and liquids development is an important part of Talisman’s strategy for long-term, profitable growth. The company has established large, high-quality land positions in the Marcellus shale (Pennsylvania), Montney shale (British Columbia) and Utica shale (Québec).

The addition of this new acreage gives Talisman a material core position in the liquids rich window of the Eagle Ford shale play. The company believes its shale plays have the critical mass needed to support Talisman’s objective of becoming a leading, returns focused shale producer in North America.

The company is committed to operating in a safe, environmentally responsible manner and to maintaining good working relationships with local communities near our areas of operations.

Barclays Capital acted as an advisor to Talisman on this transaction.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate	Christopher J. LeGallais
& Investor Communications	Vice President, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

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Advisories
Forward-Looking Information
This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; timing of expected closing of acquisition; planned production and production growth; potential drilling locations; expected landholdings; amount of egress options; expected ultimate recovery; expected break-even costs; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The forward-looking information included in this news release is based on Talisman’s 2010 capital program. Talisman has set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be just over 400,000 boe/d, assuming that most of the North American asset sales close by mid-year; (2) a US $60/bbl WTI oil price for 2010; and (3) a US $3.50/mmbtu NYMEX natural gas price for 2010. Closing of the acquisition will be subject to customary conditions, including receipt of all necessary regulatory approvals.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; changes in general economic and business conditions; and the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information
Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide certain disclosure in accordance with U.S. disclosure requirements. The information provided in this news release may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101

(“NI 51-101”). Information on the differences between U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s most recent Annual Information Form.

Resources
An exemption granted to Talisman permits it to disclose internally evaluated reserves and resources data. In this news release, Talisman discloses an estimate of contingent resources which is based on best estimates. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. In North America, the contingencies that prevent the resources from being classified as reserves are: additional testing; production and performance appraisal activities; demonstration of economic viability; facilities and egress; access to equipment and services; frac technology; commodity prices and regulatory approvals. There is no certainty that it will be commercially viable to produce any portion of the resources.

Estimated ultimate recovery (EUR) per well is a term commonly used in the oil and gas industry. EUR is an estimate of the quantity of oil or gas that is potentially recoverable from a well. There is no certainty that it will be commercially viable to produce any portion of the EUR amount that is stated in this news release.

Gross Production
Where not otherwise indicated, production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

Boe Conversion
Throughout this news release, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl).  Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.